FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2014

Commission File Number 001-31335
.

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Continues a Positive Net Profit at NT$166 Million for First Quarter 2014” dated April 30, 2014.

2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2014 Results”, dated April 30, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 30, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

ITEM 1

News Release

AU Optronics Corp. Continues a Positive Net Profit at NT$166 Million for First Quarter 2014

Issued by: AU Optronics Corp.
Issued on: April 30, 2014
Hsinchu, Taiwan, April 30, 2014 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the first quarter of 2014(1).

Consolidated revenues in the first quarter of 2014 were NT$93,802 million (US$3,081 million)(2), down 8.7% from the fourth quarter of 2013. Gross profit was NT$6,894 million (US$226 million), with gross margin of 7.3%. Operating profit was NT$658 million (US$22 million), with operating margin of 0.7%. AUO’s net profit for the first quarter was NT$166 million (US$5 million). Net profit attributable to owners of Company was NT$259 million (US$9 million), with a basic EPS of NT$0.03(3) (US$0.01 per ADR).

1Q 2014 Result Highlights
AUO reported the following unaudited consolidated results for the first quarter of 2014:
•	Revenues of NT$93,802 million, down 8.7% quarter-over-quarter
•	Net profit of NT$166 million
•	Basic EPS of NT$0.03(3)
•	Gross margin was 7.3%
•	Operating margin was 0.7%
•	EBITDA(4) margin was 16.8%

In the first quarter of 2014, large-sized panel(5) shipments totaled 29.18 million units, down by 3.3% quarter-over-quarter.  Shipments of small-and-medium-sized panels in the same quarter were over 33.46 million units, representing an 18.7% decline from the fourth quarter of 2013.

Looking back to the first quarter, AUO’s revenue was on the decline, affected by the traditional slow season and the prices for TV panels. However, the Company not only overcame the negatives, through the improvement of the product mix and cost structure, but also managed the inventory appropriately. As a result, AUO continued to generate a net profit of NT$166 million, and maintained its operating margin and EBITDA margin at 0.7% and 16.8%, respectively. Meanwhile, its days of inventory stayed at a healthy level of 39 days. Looking forward to the second quarter, industry supply and demand will hopefully gradually turn more favorable. The Company will continue to drive technology innovation and execute a profit-oriented product strategy, hoping to maximize the capacity value and to create solid long-term cash flows as well as a sound financial structure.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.
(2)	Amounts converted by an exchange rate of NTD30.45:USD1 based on Federal Reserve Bank of New York, USA as of March 31, 2014.
(3)	Basic EPS in the first quarter of 2014 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624 million shares).
(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.
(5)	Large size refers to panels that are 10 inches and above in diagonal measurement.

###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to larger than 65 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2013. AUO generated consolidated revenues of NT$416,363 million (US$13,958 million) in 2013. For more information, please visit AUO.com.

* 2013 year end revenue converted at an exchange rate of NTD29.83:USD1

Safe Harbor Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21st, 2014.

For more information, please contact:
Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

ITEM 2

                               [GRAPHIC OMITTED]

                               AU Optronics Corp.
                 First Quarter 2014 Results Investor Conference

                                      2014

                                 Apr. 30, 2014

Safe Harbor Notice

o    The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

o    Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

o    Beginning on January 1, 2013, we have adopted the International Financial
     Reporting Standards as issued by the International Accounting Standards
     Board ("IFRS") to the extent endorsed by the ROC Financial Supervisory
     Commission ("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that
     Taiwan IFRS differs in many material respects from accounting principles generally accepted in the Republic of China ("ROC GAAP"), the United States
     of America ("US GAAP"), and IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. We have historically presented our consolidated financial statements in accordance with ROC GAAP, including our consolidated financial statements for the year ended December 31, 2012.
     Consequently, the selected comparison financial information to be included in our quarterly earning releases in 2013 may differ materially from those released historically.

o    Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

o    Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP, IFRS or
     Taiwan IFRS can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended December, 2012 filed with the United States
     Securities and Exchange Commission.

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential

Statement of Comprehensive Income

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million

	1Q'14		4Q'13		QoQ %	1Q'13	
Net Sales	**93,802**	100.0%	**102,703**	100.0%	*(8.7%)*	**94,244**	100.0%
Cost of Goods Sold	(86,907)	(92.7%)	(95,048)	(92.5%)	*(8.6%)*	(89,696)	(95.2%)
Gross Profit	**6,894**	**7.3%**	**7,656**	**7.5%**	***(9.9%)***	**4,548**	**4.8%**
Operating Expenses	(6,236)	(6.6%)	(6,581)	(6.4%)	*(5.2%)*	(5,910)	(6.3%)
Operating Profit (Loss)	**658**	**0.7%**	**1,075**	**1.0%**	***(38.8%)***	**(1,361)**	**(1.4%)**
Net Non-operating Income (Expenses)	(359)	(0.4%)	471	0.5%	–	(1,844)	(2.0%)
Profit (Loss) before Tax	**299**	**0.3%**	**1,546**	**1.5%**	***(80.6%)***	**(3,205)**	**(3.4%)**
Net Profit (Loss)	**166**	**0.2%**	**1,081**	**1.1%**	***(84.7%)***	**(3,320)**	**(3.5%)**
Attributable to:							
Owners of Company	259	0.3%	940	0.9%	*(72.4%)*	(3,173)	(3.4%)
Non-controlling Interests	(93)	(0.1%)	141	0.1%	–	(146)	(0.2%)
Net Profit (Loss)	**166**	**0.2%**	**1,081**	**1.1%**	***(84.7%)***	**(3,320)**	**(3.5%)**
Basic EPS (NT$)[a]	**0.03**		**0.10**		***(73.2%)***	**(0.34)**	
Operating Income + D&A	**15,723**	**16.8%**	**16,383**	**16.0%**	***(4.0%)***	**15,358**	**16.3%**
Display Segment Information:							
Net Sales	87,530	100.0%	97,162	100.0%	*(9.9%)*	90,872	100.0%
Operating Income	1,437	1.6%	1,878	1.9%	*(23.5%)*	185	0.2%
Operating Income + D&A	15,550	17.8%	16,175	16.6%	*(3.9%)*	15,928	17.5%
Unit Shipments (mn)[b]							
Large Size Panels	**29.2**		**30.2**		***(3.3%)***	**27.0**	
Small & Medium Size Panels	**33.5**		**41.2**		***(18.7%)***	**30.7**	

– Unaudited, prepared by AUO based on Taiwan IFRS

(a) AUO issued new ADSs in May 2013. Basic EPS in 1Q'14 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624 m shares); Basic EPS in both 4Q'13 and 1Q'13 were calculated based on the weighted average outstanding shares of 2013 (9,349m shares).

(b) Large size refers to panels that are 10 inches and above

© 2014 AU Optronics Corporation – Proprietary and Confidential

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million
                                        1Q'14   4Q'13
                                        ------- -------
Ca s h and S T In v es tmen t(a)         73,077  76,312 (
In v en tory                             37,422  37,598
S h ort Term Deb t(b))                  51,040  66,220
L on g Term Deb t                       126,170 118,488
E q u ity                               179,013 178,346
Tota l As s ets                         474,525 492,243
In v en tory Tu rn ov er (Da y s )(c)      39      38
Net Deb t to E q u ity (d))              58.2%   60.8%

 QoQ %    1Q'13
 -------- --------
  4.2% )   64,976
 (0.5% )   47,099
 (22.9% )  54,603
  6.5%    161,865
  0.4%    159,981
 (3.6% )  524,198
              46
           94.7%

[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS

(a) Excluding time deposit with maturity longer than 3 months (NT$ 891m in
1Q'14 ,NT$2,121m in 4Q'13, and NT$2,184m in 1Q'13)
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days
(d) Calculated by adding S-T debt and L-T debt, subtracting cash and S-T investment, then dividing total equity

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential

Consolidated Cash Flow Highlights

Amount : NT$ Million
                                1Q'14     4Q'13
                                --------- ---------
From Operating Activities         10,449    19,364
  Gain before Tax                     299     1,546
  Depreciation and Amortization      15,065    15,308
  Net Change in Working Capital   (5,884)     2,997
=============================== ========= =========
From Investing Activities        (5,008)   (4,265)
 Capital Expenditure              (5,594)   (5,352)
=============================== ========= =========
From Financing Activities        (8,387)   (8,885)
  Net Change in Debt              (8,567)   (9,005)
=============================== ========= =========
Net Change in Cash()a)          (3,235)     6,338

QoQ
---------
 (8,915)
  (1,246)
    (244)
  (8,882)
=========
   (743)
    (242)
=========
     498
     438
=========
(9,573)

[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential

Consolidated Revenues by Application
Unaudited, prepared by AUO based on Taiwan IFRS
CP: Consumer products
Mobile PC : Include Notebook/Tablet
6% 7% 6% 8% 8%
13% 14% 18% 17%
20% 18%
17% 17% 18%
14% 13%
15% 15% 15%
47% 48% 44% 44% 42%
16%
0%
20%
40%
60%
80%
100%
1Q13 2Q13 3Q13 4Q13 1Q14
TV
Monitor
Mobile P C
CP
Others

Sales Breakdown by Size
Unaudited, prepared by AUO based on Taiwan IFRS
15% 14% 17% 17% 17%
25% 26%
27% 28% 29%
23% 19%
17% 16% 17%
24%
24% 20% 20% 17%
13% 17% 19% 19% 20%
0%
20%
40%
60%
80%
100%
1Q13 2Q13 3Q13 4Q13 1Q14
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10

Consolidated Shipments and ASP by Area
� Unaudited, prepared by AUO based on Taiwan IFRS
� ASP per square meter in US$ was translated from
NT$ based on average exchange rates announced by
Directorate General ofCustoms, ROC Ministry of Finance
of each respective quarter
Shipments in square meter ASP per square meter
4 ,9 8 9
5 ,6 8 8 5 ,5 8 5
5 ,8 8 5
5 ,4 3 1
0
1,000
2,000
3,000
4,000
5,000
1Q13 2Q13 3Q13 4Q13 1Q14
(K m2)
$6 0 9 $6 2 5 $6 0 6
$5 5 1 $5 2 7
0

Consolidated Small and Medium Panel
Shipments by Area and Revenues
Shipments in square meter Revenues
209.9
226.8
270.2 265.7
235.2
0
40
80
120
160
200
240
1Q13 2Q13 3Q13 4Q13 1Q14
(K m2)
13,151
15,206
17,321
16,143
14,263
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
1Q13 2Q13 3Q13 4Q13 1Q14

Quarterly Capacity by Area
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
Q1'13 Q2'13 Q3'13 Q4'13 Q1'14 Q2'14(F)
K m2
G8.5
G7.5
G6
G5
G4 and G4.5
G3.5

www.auo.com ir@auo.com

OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended March 31, 2014 and 2013 and December 31, 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2014		% of	1Q 2013	YoY	1Q 2014		% of	4Q 2013	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,081	93,802	100.0	94,244	(0.5)	3,081	93,802	100.0	102,703	(8.7)
Cost of Goods Sold	2,854	86,907	92.7	89,696	(3.1)	2,854	86,907	92.7	95,048	(8.6)
Gross Profit	226	6,894	7.3	4,548	51.6	226	6,894	7.3	7,656	(9.9)

Operating Expenses	205	6,236	6.6	5,910	5.5	205	6,236	6.6	6,581	(5.2)
Operating Profit (Loss)	22	658	0.7	(1,361)	－	22	658	0.7	1,075	(38.8)

Net Non-OpIerating Income (Expense)	(12)	(359)	(0.4)	(1,844)	(80.6)	(12)	(359)	(0.4)	471	－

Profit (Loss) before Income Tax	10	299	0.3	(3,205)	－	10	299	0.3	1,546	(80.6)

Income Tax Expense	(4)	(133)	(0.1)	(114)	16.7	(4)	(133)	(0.1)	(464)	(71.3)
Net Profit (Loss)	5	166	0.2	(3,320)	－	5	166	0.2	1,081	(84.7)

Other Comprehensive Income (Loss)	(2)	(65)	(0.1)	1,457	－	(2)	(65)	(0.1)	781	－
Total Comprehensive Income (Loss)	3	101	0.1	(1,862)	－	3	101	0.1	1,862	(94.6)

Net Profit (Loss) Attributable to:
Owners of Company	9	259	0.3	(3,173)	－	9	259	0.3	940	(72.4)
Non-controlling Interests	(3)	(93)	(0.1)	(146)	(36.0)	(3)	(93)	(0.1)	141	－
Net Profit (Loss)	5	166	0.2	(3,320)	－	5	166	0.2	1,081	(84.7)

Total Comprehensive Income (Loss) Attributable to:
Owners of Company	8	254	0.3	(1,959)	－	8	254	0.3	1,582	(83.9)
Non-controlling Interests	(5)	(154)	(0.2)	97	－	(5)	(154)	(0.2)	281	－
Total Comprehensive Income (Loss)	3	101	0.1	(1,862)	－	3	101	0.1	1,862	(94.6)

Basic Earnings Per Share	0.00	0.03		(0.34)		0.00	0.03		0.10
Basic Earnings Per ADR(3)	0.01	0.27		(3.39)		0.01	0.27		1.01
Weighted-Average Shares Outstanding ('M)		9,624		9,349			9,624		9,349

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of March 31, 2014
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	March 31, 2014			March 31, 2013		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,400	73,077	15.4	64,976	12.4	8,102	12.5
Notes & Accounts Receivables	1,469	44,746	9.4	38,944	7.4	5,802	14.9
Other Current Financial Assets	86	2,620	0.6	5,587	1.1	(2,967)	(53.1)
Inventories	1,229	37,422	7.9	47,099	9.0	(9,676)	(20.5)
Other Current Assets	140	4,262	0.9	9,331	1.8	(5,070)	(54.3)
Total Current Assets	5,324	162,128	34.2	165,936	31.7	(3,809)	(2.3)

Long-term Investments	479	14,587	3.1	16,056	3.1	(1,469)	(9.1)

Net Fixed Assets	8,521	259,472	54.7	304,696	58.1	(45,225)	(14.8)

Other Assets	1,259	38,339	8.1	37,510	7.2	830	2.2
Total Assets	15,584	474,525	100.0	524,198	100.0	(49,673)	(9.5)

LIABILITIES
Short-term Borrowings	41	1,248	0.3	5,936	1.1	(4,687)	(79.0)
Accounts Payable	2,396	72,946	15.4	83,738	16.0	(10,793)	(12.9)
Current Installments of Long-term Borrowings	1,635	49,792	10.5	48,667	9.3	1,125	2.3
Current Financial Liabilities	6	178	0.0	317	0.1	(139)	(43.7)
Accrued Expense & Other Current Liabilities	836	25,469	5.4	32,590	6.2	(7,121)	(21.8)
Machinery and Equipment Payable	179	5,444	1.1	12,018	2.3	(6,573)	(54.7)
Total Current Liabilities	5,093	155,078	32.7	183,266	35.0	(28,188)	(15.4)

Long-term Borrowings	3,509	106,864	22.5	139,493	26.6	(32,629)	(23.4)
Bonds Payable	634	19,306	4.1	22,371	4.3	(3,066)	(13.7)
Non Current Financial Liabilities	0	9	0.0	44	0.0	(35)	(79.5)
Other Long-term Liabilities	468	14,255	3.0	19,043	3.6	(4,788)	(25.1)
Total Long-term Liabilities	4,612	140,434	29.6	180,952	34.5	(40,518)	(22.4)

Total Liabilities	9,705	295,512	62.3	364,217	69.5	(68,705)	(18.9)

EQUITY
Common Stock	3,161	96,242	20.3	88,270	16.8	7,972	9.0
Capital Surplus	1,994	60,719	12.8	112,821	21.5	(52,102)	(46.2)
Retained Earnings	141	4,280	0.9	(57,865)	(11.0)	62,144	－
Other Equity	116	3,539	0.7	2,553	0.5	986	38.6
Non-Controlling Interests	467	14,234	3.0	14,201	2.7	33	0.2
Total Equity	5,879	179,013	37.7	159,981	30.5	19,032	11.9
Total Liabilities & Equity	15,584	474,525	100.0	524,198	100.0	(49,673)	(9.5)

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of March 31, 2014
(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended March 31, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2014		1Q 2013
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	10	299	(3,205)
Depreciation & Amortization	495	15,065	16,719
Investment Loss under Equity Method	(3)	(83)	(76)
Changes in Working Capital	(193)	(5,884)	(11,799)
Changes in Others	35	1,052	223
Net Cash Provided by Operating Activities	343	10,449	1,863

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	2	0
Acquisition of Property, Plant and Equipment	(184)	(5,594)	(7,463)
Proceeds from Disposal of Property, Plant and Equipment	27	826	54
Acquisition of Financial Assets Carried at Cost	(0)	(2)	(135)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	3	81	162
Increase in Other Financial Assets	(10)	(301)	(13)
Increase in Intangible Assets	(1)	(18)	0
Decrease(Increase) in Other Assets	(0)	(3)	160
Net Cash Used in Investing Activities	(164)	(5,008)	(7,235)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(73)	(2,209)	(2,685)
Decrease in Guarantee Deposits	(4)	(107)	(154)
Decrease in Long-term Borrowings and Bonds Payable	(209)	(6,358)	(4,013)
Proceeds from Issuance of Subsidiary Shares to Non-Controlling Interests and Others	9	286	244
Net Cash Used by Financing Activities	(275)	(8,387)	(6,608)

Effect of Exchange Rate Changes on Cash	(9)	(288)	301
Net Decrease in Cash and Cash Equivalents	(106)	(3,235)	(11,680)
Cash and Cash Equivalents at Beginning of Period	2,506	76,312	76,656
Cash and Cash Equivalents at End of Period	2,400	73,077	64,976

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.45 per USD as of March 31, 2014